March 12, 2020

William C. Losch, III
Chief Financial Officer
First Horizon National Corporation
165 Madison Avenue
Memphis, TN 38103

       Re: First Horizon National Corporation
           Amendment No. 2 to Registration Statement on Form S-4
           Filed March 9, 2020
           File No. 333-235757

Dear Mr. Losch:

      We have reviewed your amended registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

       Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

       After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our February 26, 2020 letter.

Amendment No. 2 to Registration Statement on Form S-4

Item 21. Exhibits and Financial Statement Schedules
Exhibit 8.2, page II-2

1. Please have counsel revise Exhibit 8.2 to state that the disclosure in the "Material U.S.
       Federal Income Tax Consequences of the Merger" is counsel's opinion regarding the material U.S. federal income tax consequences of the merger. In this regard, we note that counsel states that it is of the opinion that the summaries of certain provisions of the U.S.
       federal income tax laws and regulations or legal conclusion are accurate summaries of such matters is all material respects.
 William C. Losch, III
FirstName LastNameWilliam C. Losch, III
First Horizon National Corporation
Comapany2020
March 12, NameFirst Horizon National Corporation
Page 2
March 12, 2020 Page 2
FirstName LastName
General

2. We note that both First Horizon and IBKC incorporate by reference their annual reports filed on Form 10-K for the fiscal year ended December 31, 2019. However, both the
         Form 10-Ks incorporate information from the company's proxy statement which has not yet been filed. Please note that we will not be in a position to declare your filing effective until such time as the complete disclosure required by Form 10-K has been filed. Please either amend the Form 10-Ks to include the Part III information, file the proxy statements, or include the required information in the Form S-4. Please refer to Compliance and
         Disclosure Interpretations Securities Act Forms, Question 123.01, which can be found on our website for guidance.
       You may contact David Irving at 202-551-3321 or Robert Klein at 202-551-3847 if you
have questions regarding comments on the financial statements and related matters. Please contact Sonia Bednarowski at 202-551-3666 or Susan Block at 202-551-3210 with any other questions.



                                                                Sincerely,

                                                                Division of
Corporation Finance
                                                                Office of
Finance